UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42307

SKK Holdings Limited

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s Name into English)

27 First Lok Yang Road, Singapore
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Acquisition of Rantizo Drone-Based Technology Assets

As previously reported on a Form 6-K submitted to the Securities and Exchange Commission (the “SEC”) on May 5, 2026, SKK Holdings Limited (“SKK” or the “Company”) entered into an Asset Purchase Agreement (the “APA”) with Rantizo, Inc. (“Rantizo”), a Delaware corporation, under which the Company will acquire (the “Asset Purchase”) substantially all of Rantizo’s drone-based technology assets used in agricultural spraying, seeding and monitoring for agriculture, forestry, emergency response and other commercial applications (the “Target Assets”). Shareholder approval of the Asset Purchase and related transactions, including changing the name of the Company to “Rantizo” effective after the closing of the Asset Purchase (the “Closing”) was obtained at an extraordinary general meeting of the Company that was held on June 22, 2026, as previously reported on a Form 6-K submitted to the SEC on June 24, 2026.

Under the APA, the Company will pay to Rantizo a purchase price consisting of $759,047 in cash and approximately $258.8 million of newly issued Class A ordinary shares (the “Consideration Shares”), the number of which will be based on the volume weighted average price (“VWAP”) of the Class A ordinary shares on each of the three (3) trading days prior to the Closing. The Company is acquiring the Target Assets at an approximately $258.8 million valuation. The Company received an independent third-party valuation of the Target Assets from Newbridge Securities Corporation, and such third-party valuation was part of the Company’s internal process in valuing the Target Assets. The Company has agreed to register for resale the Consideration Shares pursuant to a registration rights agreement.

The Company also agreed to grant at Closing to certain individuals in management a total number of Class A ordinary shares having an aggregate grant-date value of $12,000,000 based on the VWAP on each of the three (3) trading days prior to Closing. Additionally, at or prior to Closing, Rantizo agreed to consummate a $10,000,000 private placement of its common shares and to deposit such proceeds in escrow until Closing. At Closing, in consideration of payment to it of the $10,000,000 from escrow, the Company has agreed to issue to Rantizo an additional number of its Class A ordinary shares based on the VWAP on each of the three (3) trading days prior to Closing. Assuming a 3-day VWAP of $4.39 as of September 14, 2026, a total of 61,236,902 Class A ordinary shares would be issued to Rantizo shareholders at Closing.

Concurrently with entry into the APA, Rantizo also entered into a Securities Purchase Agreement as of May 1, 2026 (the “Securities Purchase Agreement”), under which Rantizo agreed to purchase from certain shareholders of the Company their existing Class B ordinary shares of the Company for a total purchase price of $8,000,000. In connection with the Securities Purchase Agreement, the Company agreed to register the resale of the Consideration Shares under the Securities Act pursuant to a registration rights agreement dated as of May 1, 2026, which agreement sets forth customary registration rights.

Appointment of Marianne McInerney as an Executive Director and President

The APA stipulates that Rantizo will have the right to nominate two directors to the Company’s board of directors, consisting of one executive director and one independent director. Rantizo has nominated Marianne McInerney to serve as the executive director, effective immediately after the Closing. Ms. McInerney will also be appointed to serve as President of the Company, effective immediately after the Closing. In her role as President, Ms. McInerney will be responsible for the strategic growth, operational execution, and commercial expansion of the autonomous aviation businesses leading all drone-related business operations, developing new markets, driving acquisitions and partnerships, and ensuring execution of the Company’s long-term growth strategy. Marianne McInerney is a results-driven executive with a strong track record in scaling operations, driving revenue growth, and building brand value across both government and private sectors. With nearly 30 years in the automotive and transportation industries, she has advised OEMs and mobility startups on go-to-market execution and distribution strategy. She has led organizations through capital raises, market expansion, and strategic positioning for long-term growth. As former Assistant Secretary and Director of Public Affairs at the U.S. Department of Transportation, she oversaw public policy strategy, a $70 million budget, and 600 personnel across major regulatory agencies—including NHTSA and FAA—during pivotal mobility policy initiatives, including the Drone Pilot Program.

Rantizo has agreed to waive its rights to appoint one independent director prior to Closing and will nominate such independent director at a later date.

Effective at Closing, Mr. Ng Chun Seong, the Company’s current Chief Operating Officer and an Executive Director, will resign as an Executive Director and remain as our Chief Operating Officer. The make-up of our board of directors at Closing will remain at a total of five members, with three independent directors and two non-independent executive directors.

Unaudited Pro Forma Condensed Consolidated Financial Information

Attached as Exhibit 99.1 is unaudited pro forma condensed consolidated financial information of the Company. The unaudited pro forma condensed consolidated balance sheet as of December 31, 2025 gives effect to SKK’s acquisition of the Target Assets as if the acquisition occurred on December 31, 2025, and was derived from SKK’s audited December 31, 2025 condensed consolidated balance sheet as set forth in its Annual Report on Form 20-F for the financial year ended December 31, 2025, as filed with the SEC on April 10, 2026. The unaudited pro forma condensed consolidated statements of operations data for the financial year ended December 31, 2025, give effect to the acquisition as if it had occurred on January 1, 2025. Assumptions underlying the pro forma adjustments are described in the notes included in Exhibit 99.1, which notes should be read in conjunction with the unaudited pro forma condensed consolidated financial information.

SKK’s management prepared the unaudited pro forma condensed consolidated financial information for illustrative purposes only. The pro forma financial statements are not intended to represent or be indicative of the SKK’s financial position or results of operations in future periods or the results that actually would have been realized had SKK been consolidated during the specified periods. Additionally, the unaudited pro forma results do not give effect to any potential cost savings or other synergies that could result from the consolidation of SKK. The pro forma adjustments set forth in Note 5 in Exhibit 99.1 are based on the calculation of a 3-day VWAP as of September 14, 2026 that reflect preliminary estimates of fair value.

In addition, the unaudited pro forma condensed consolidated financial information does not purport to project the future financial position or operating results of the Company. The historical consolidated financial information has been adjusted in the accompanying pro forma financial statements to give effect to unaudited pro forma events that are directly attributable to the acquisition, factually supportable and, with respect to the unaudited pro forma condensed consolidated statement of operations, expected to have a continuing impact on the results of operations of the Company.

SKK’s management prepared the unaudited pro forma condensed consolidated financial information using the acquisition method of accounting under United States Generally Accepted Account Principles in accordance with Topic 805. The application of acquisition accounting by SKK is dependent upon (i) the working capital positions at the closing of the acquisition, (ii) other factors such as the share price of SKK, and (iii) certain valuations and other studies that have yet to progress to a stage where there is sufficient information for a definitive measurement. SKK will finalize the purchase price allocation as soon as practicable within the measurement period, but in no event later than one year following the closing date of the acquisition. The assets and liabilities of SKK and other pro forma adjustments have been measured based on various preliminary estimates using assumptions that the Company believes are reasonable, based on currently available information. Accordingly, the pro forma adjustments are preliminary. Differences between these preliminary estimates and the final acquisition accounting could be significant, and these differences could have a material impact on the accompanying unaudited pro forma condensed consolidated financial information and future results of operation and financial position.

SKK has compiled the unaudited pro forma condensed consolidated financial information in a manner consistent with the accounting policies that it has adopted. Additionally, certain financial information of SKK as presented in its historical consolidated financial statements has been reclassified to conform to the historical presentation in SKK’s financial statements for purposes of preparation of the unaudited pro forma condensed consolidated financial information. The unaudited pro forma condensed consolidated financial information, including the notes thereto, is qualified in its entirety by reference to, and should be read in conjunction with, SKK’s audited financial statements as set forth in its Annual Report on Form 20-F for the fiscal year ended December 31, 2025, as filed with the SEC on April 10, 2026.

Upon the Closing of the APA, based on the number of ordinary shares outstanding as of December 31, 2025, the current shareholders of the Seller will collectively own approximately 91.7% of the Company’s then outstanding ordinary shares. These percentages are based on the Company’s currently outstanding shares of ordinary shares and voting shares. Therefore, as a result of the acquisition, the current shareholders of the Seller will become the majority shareholders of the Company and will receive rights to appoint certain persons to the board of directors of the Company.

The unaudited pro forma condensed consolidated financial information set forth below primarily gives effect to the following:

(a)	the conversion of the number of Class A ordinary shares, which will be based on the VWAP of the Class A ordinary shares on each of the three (3) trading days prior to the closing of the Asset Purchase at an approximately $258.8 million valuation;
(b)	the conversion of the number of Class A ordinary shares having an aggregate grant-date value of $12,000,000 based on the VWAP on each of the three (3) trading days prior to Closing; and
(c)	the issuance of an additional number of the Company’s Class A ordinary shares based on the VWAP on each of the three (3) trading days prior to Closing to Rantizo for a payment of $10,000,000 raised in a private placement of Rantizo common shares at or prior to Closing.

Exhibit Index

99.1	Unaudited Pro Forma Condensed Consolidated Financial Information

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SKK Holdings Limited

Date: September 25, 2026	By:	/s/ Koon Kiat Sze
Koon Kiat Sze
Chief Executive Officer